GLOBANT S.A.

5 RUE GUILLAUME KROLL

L-1882, LUXEMBOURG

T: +352 48 18 28 1

July 7, 2015

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-4561

Attn:	Ms. Barbara C. Jacobs

Mr. Jeff Kauten

Re:	Globant S.A.

Registration Statement on Form F-1

File No. 333-205268

Dear Ms. Jacobs and Mr. Kauten:

Globant S.A., a Luxembourg société anonyme (the “Company”), hereby requests that the effective date for the Registration Statement referred to above, as amended to the date hereof, be accelerated so that it will be declared effective at 2 p.m., Eastern Daylight time, on July 8, 2015, or as soon as practicable thereafter, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time, pursuant to Rule 461 under the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page immediately follows]

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christopher C. Paci, Esq. of DLA Piper LLP (US) at (212) 335-4970 or David Turner of DLA Piper LLP (US) at (212) 335-4558.

GLOBANT S.A.

By:	/s/ Alejandro Scannapieco
Name: Alejandro Scannapieco
Title: Chief Financial Officer